[redacted]

09040773

[TATES
ANGE COMMISSION
.C. 20549

SEC Mail Processing Section

JUN 25 2009

Washington, DC
110

BB 7/1

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SEC FILE NUMBER
8- 66706

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2008 (MM/DD/YY) AND ENDING March 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O C Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22672 Lambert Street, Suite 602
(No. and Street)

Lake Forest	CA	92630
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Scordo (949) 887-7226
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mr

OATH OR AFFIRMATION

I, Kenneth Scordo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OC Securities, Inc, as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

State of CALIFORNIA County of ORANGE Subscribed and sworn to (or affirmed) before me on this 26 day of MAY, 2009 by proved to me on the basis of satisfactory evidence to be the person(s) who appeared to before me.

Shane M. Coffman

Notary Public

Signature

PRES/COO

Title

SHANE M. COFFMAN
COMM. #1780027
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
COMM. EXPIRES NOV. 13, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
OC Securities, Inc.:

We have audited the accompanying statement of financial condition of OC Securities, Inc. (the Company) as of March 31, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OC Securities, Inc. as of March 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
June 16, 2009

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

OC Securities, Inc.
Statement of Financial Condition
March 31, 2009

Assets

Cash	$	1,941
Deposit held at clearing organization		50,464
Receivable from clearing organization		31,712
Officer loan receivable		155,574
Office equipment, net		3,137
Organization costs, net		4,728
Deposit		2,241
Total assets	$	249,797

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	28,702
Payable to clearing organization		12,233
Total liabilities		40,935

Stockholders' Equity

Common stock, no par value, 50,000,000 shares authorized and 30,026,550 shares issued outstanding		318,500
Additional paid-in capital		194,000
Accumulated deficit		(303,638)
Total Stockholders' Equity		208,862
Total Liabilities and Stockholders' Equity	$	249,797

The accompanying notes are an integral part of these financial statements.

OC Securities, Inc.
Statement of Operations
For the Year Ended March 31, 2009

Revenues	
Commissions	$ 597,476
Interest income	2,672
Other income	31,199
Total revenues	631,347
Expenses	
Employee compensation and benefits	180,246
Commissions, trading fees, and floor brokerage	332,249
Interest expense	3,554
Occupancy	25,923
Other operating expenses	115,611
Total expenses	657,583
Net income (loss) before income tax provision	(26,236)
Income tax provision	800
Net income (loss)	$ (27,036)

The accompanying notes are an integral part of these financial statements.

OC Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at March 31, 2008	$ 318,500	$ 94,000	$ (276,602)	$ 135,898
Additional investment	–	100,000	–	100,000
Net income (loss)	–	–	(27,036)	(27,036)
Balance at March 31, 2009	$ 318,500	$ 194,000	$ (303,638)	$ 208,862

The accompanying notes are an integral part of these financial statements.

OC Securities, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2009

Cash flows from operating activities:		
Net income (loss)		$ (27,036)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 1,885	
Amortization	4,788	
(Increase) decrease in:		
Deposit held at clearing organization	(430)	
Receivable from clearing organization	(2,033)	
Officer loan receivable	(69,878)	
Deposit	1,800	
(Decrease) increase in:		
Accounts payable and accrued expenses	(5,511)	
Payable to clearing organization	(13,561)	
Income tax payable	(800)	
Total adjustments		(83,740)
Net cash provided by (used in) operating activities		(110,776)
Cash flows from investing activities:		-
Cash flows from financing activities:		
Additional investment	100,000	
Net cash provided by (used in) financing activities		100,000
Net increase (decrease) in cash		(10,776)
Cash at beginning of year		12,717
Cash at end of year		$ 1,941

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 3,554
Income taxes	$ 2,506

The accompanying notes are an integral part of these financial statements.

OC Securities, Inc.
Notes to Financial Statements
March 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

OC Securities, Inc. ("the Company") was incorporated in California on September 28, 2004, and began operations on April 1, 2005. The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company engages in the business to sell corporate debt securities, corporate equity securities over-the-counter, U.S. government securities, mutual funds, and municipal securities. The Company can also serve as a non-exchange member arranging for transactions in listed securities by exchange members, a put and call dealer, and can sell private placements in securities. The Company does not hold customer funds or securities and conducts business on a fully disclosed basis.

The Company has an undue concentration whereas eighty percent (80%) of its revenue is derived from 20% of its clients.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing organization is stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Office equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Office equipment are depreciated using the double declining method of depreciation over their estimated useful lives ranging from five (5) to seven (7) years.

Organizational costs are being amortized on a straight-line basis over 60 months.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Accounting Principles Generally Accepted in the United States of America (US GAAP) requires securities transactions to be recorded on a trade date basis. There is no material difference between trade date and settlement date accounting.

Advertising costs are expensed as incurred. For the year ended March 31, 2009, the Company charged $5,715 to other operating expenses for advertising costs.

Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

Note 2: DEPOSIT HELD AT CLEARING ORGANIZATION

The Company has deposited $50,000 with its clearing organization as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase rate. The balance at March 31, 2009, includes interest earned for a deposit total of $50,464.

Note 3: OFFICER LOAN RECEIVABLE

The Company has advanced its officer $155,574. The loan is unsecured and due on demand. The loan includes an imputed interest amount of $2,235.

Note 4: OFFICE EQUIPMENT, NET

Office equipment is recorded at cost and summarized by major classifications as follows:

		Depreciable Life Years
Computer equipment	$ 9,047	5
Furniture and fixtures	3,553	7
	12,600	
Less accumulated depreciation	(9,463)	
Office equipment, net	$ 3,137	

Depreciation expense for the year ended March 31, 2009, was $1,885.

Note 5: ORGANIZATION COSTS, NET

Organization costs at March 31, 2009, are carried at cost

		Amortization Periods
Organization costs	$ 23,840	5 years
Less accumulated amortization	(19,112)	
Organization costs, net	$ 4,728	

Amortization expense for the year ended March 31, 2009, was $4,788.

Note 6: PAYABLE TO CLEARING ORGANIZATION

The $12,233 payable at March 31, 2009, consists of trading fees the Company owes its clearing organization.

The Company has a proprietary account at its clearing organization, which includes a margin account. The interest on the margin account varies, but at year end the interest rate was 7.45%. The margin interest expense was $40. The Company had a credit at year end in its margin account, which is included in cash on the statement of financial condition.

Note 7: INCOME TAXES

The income tax provision for the year ended March 31, 2009, consists of the California Franchise Tax Board minimum tax of $800.

The Company has available at March 31, 2009, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $20,100, that expire as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended March 31,
$ 23,258	2025
2,193	2026
11,107	2027
70,409	2028
27,036	2029
$ 134,003	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 8: COMMITMENTS AND CONTINGENCIES

Commitments

In December of 2007, the Company entered into a non-cancellable operating lease which expires in December 2009. This lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor.

Future minimum lease payments under the lease are as follows:

March 31,	Amount
2010	$ 20,166
2011 and thereafter	–
Total	$ 20,166

Total rent expense for the year ended March 31, 2009, was $25,923.

Note 9: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with creditworthy customers and counterparties.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/08
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2009, the Company had net capital of $43,182, which was $38,182 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($40,935) to net capital was 0.95 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

OC Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of March 31, 2009

Computation of net capital:		
Stockholders' equity		
Common stock	$ 318,500	
Additional paid-in capital	194,000	
Accumulated deficit	(303,638)	
Total stockholders' equity		$ 208,862
Less: Non-allowable assets		
Officer loan receivable	(155,574)	
Office equipment, net	(3,137)	
Organization costs, net	(4,728)	
Deposit	(2,241)	
Total adjustments		(165,680)
Net capital		43,182
Computation of net capital requirements:		
Minimum net capital requirements		
6 ⅔ percent of aggregate indebtedness	$ 2,729	
Minimum dollar net capital required	$ 5,000	
Net capital required, greater of above		5,000
Excess net capital		$ 38,182
Ratio of aggregate indebtedness to net capital	0.95: 1	

There was no material difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5 report dated March 31, 2009.

See independent auditor's report.

OC Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of March 31, 2009

A computation of reserve requirement is not applicable to OC Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

OC Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of March 31, 2009

Information relating to possession or control requirements is not applicable to OC Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

OC Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended March 31, 2009

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
OC Securities, Inc.:

In planning and performing our audit of the financial statements of OC Securities, Inc. (the Company), as of and for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
June 16, 2009

OC Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended March 31, 2009